Treasury [redacted] tment

04035819

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

File no. 82-4120

Date	Telephone number	Fax number	Reference
15 July 2004	+31-20 - 5490 509	+31 20 6461 099	T04-093/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

Dear Madam/Sir, Vendex International N SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer ~~– In~~vestor Relations Officer,

Grace E. Lapré, secretary

Enclosure: 1.

Royal Vendex KBB N.V., De Klencke 6, NL-1083 HH Amsterdam, P.O. Box 7997, NL-1008 AD Amsterdam,
Tel.+31-20 - 5490 500, ABN AMRO Bank 54.03.46.403, KvK Amsterdam 33136863

PRESS RELEASE

VDXK Acquisition B.V.

Amsterdam, 5 July 2004

This is a press release of VDXK Acquisition B.V. ("VDXK") in relation to the recommended cash offer for the shares in Koninklijke Vendex KBB N.V. ("Vendex KBB"). Not for release, publication or distribution, in whole or in part, in or into the Canada, Australia or Japan.

VDXK OFFERS ACCELERATED SETTLEMENT TO VENDEX KBB SHAREHOLDERS WHO TENDER EARLY IN POST ACCEPTANCE PERIOD

With reference to the public announcements of 26 April, 19 May, 11 June, 15 June, 22 June and 28 June 2004 and the Offer Memorandum of 21 May 2004, VDXK announces that any Ordinary Shares in Vendex KBB that are tendered and delivered by Admitted Institutions to ABN AMRO as Settlement Agent during the post acceptance period prior to 17:00 hours, Amsterdam time, (11:00 hours New York time) on Wednesday 7 July 2004 will be paid for no later than Monday 12 July 2004. Payment for Ordinary Shares so tendered will be an amount of EUR 15.40 in cash for each Ordinary Share (the "Offer Price per Ordinary Share").

As announced on 28 June 2004, the post-acceptance period expires at 15:00 hours, Amsterdam time (9:00 hours New York time) on 19 July 2004. Any Ordinary Shares not tendered by 17:00 hours, Amsterdam time, (11:00 hours New York time) on Wednesday 7 July 2004 can still be tendered during the remainder of the post-acceptance period. VDXK expects to make an announcement regarding the number of Ordinary Shares held by VDXK per the last day of the post-acceptance period no later than Monday 26 July 2004. Payment of the Offer Price per Ordinary Share for any remaining Ordinary Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by VDXK) and delivered during the post-acceptance period, and have not been paid for, will take place no later than Monday 2 August 2004.

VDXK further announces that payment for the 78,640,190 Ordinary Shares in Vendex KBB and 21,000 Preference Shares B in Vendex KBB, which were tendered in respect of the initial acceptance period of the public offer made by VDXK, occurs today, Monday 5 July 2004.

Unless defined herein, defined terms used in this announcement shall have the meanings given to them in the Offer Memorandum. This press release appears in Dutch as well. In the event of any inconsistency, the English version will prevail.

Further information can be obtained with:

For VDXK
Citigate,

Dorothee van Vredenburch	tel. +31-20-5754010	+31-6-53215341
Floor van Maaren	tel. +31-20-5754010	+31-6-29597746

For KKR
Gay Collins/Andrew Nicolls,

Penrose Financial	tel. +44-20-77864882	+44-77-98626281

File no. 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, 5 July 2004

Ronald van der Mark appointed CFO of Vendex KBB

Royal Vendex KBB intends to appoint Mr R.M. (Ronald) van der Mark (38) to the Board of Management. As CFO Mr Van der Mark will succeed Mr M.H.M. (Marcel) Smits, who has been appointed CFO of KPN. The Central Works Council of Vendex KBB has advised positively on the proposed appointment.

Mr Van der Mark studied economics and is a chartered accountant. During his career he has worked in accountancy, the music and broadcasting industries, the trading and production of building materials and the DIY sector. As CFO of Cementbouw Handel & Industrie Holdings B.V. (a part of the building group NMB-Amstelland) Mr Van der Mark was closely involved in the leveraged buy-out of this company in July 2001, and subsequently in autumn 2003 in the sale of Cementbouw to CRH Plc., one of the largest trading and production companies of building materials in the world.

Public relations
Peter van Bakkum, Tel. +31-20-5490 432

Investor relations
Marius Zomer, Tel. +31-20-5490 509

File no. 82-4120

PRESS RELEASE

VDXK Acquisition B.V.

VENDEXKBB

Amsterdam, 12 July 2004

This is a joint press release of VDXK Acquisition B.V. ("VDXK") and Koninklijke Vendex KBB N.V. ("Vendex KBB") in relation to the recommended cash offer for the shares in Vendex KBB. Not for release, publication or distribution, in whole or in part, in or into Canada, Australia or Japan.

VDXK obtains 97.2% of Vendex KBB share capital

- Ordinary Shares Vendex KBB will be delisted on 3 August 2004

- Shareholders can still tender until 19 July 2004

With reference to the public announcements of 26 April, 19 May, 11 June, 15 June, 22 June, 28 June and 5 July 2004 and the Offer Memorandum of 21 May 2004, VDXK announces that a total of 85,627,490 Ordinary Shares have now been tendered under the Offer, representing 95.9% of the outstanding and issued ordinary share capital of Vendex KBB, and 21,000 Preference Shares have been tendered under the Offer, representing 100% of the outstanding and issued preference share capital of Vendex KBB. The Shares tendered under the Offer represent 97.2% of the total issued and outstanding share capital of Vendex KBB. These percentages do not take into account Shares held by Vendex KBB and its subsidiaries.

6,987,300 Ordinary Shares in Vendex KBB were tendered to ABN AMRO as Settlement Agent during the post acceptance period prior to 17:00 hours, Amsterdam time, (11:00 hours New York time) on Wednesday 7 July 2004, representing 7.8% of all Ordinary Shares. Payment for Ordinary Shares so tendered will be an amount of EUR 15.40 in cash for each Ordinary Share (the "Offer Price per Ordinary Share") and occurs today, Monday 12 July 2004.

Delisting
VDXK and Vendex KBB have requested that Euronext Amsterdam de-list the Ordinary Shares from Euronext Amsterdam. The Ordinary Shares will be de-listed on 3 August 2004, and 2 August 2004 will be the last day that the Ordinary Shares can be traded on Euronext Amsterdam.

Expiry Post-Acceptance Period
Shareholders are reminded that the post-acceptance period expires at 15:00 hours, Amsterdam time (9:00 hours New York time), on 19 July 2004 and that any Ordinary Shares not yet tendered can still be tendered during the remainder of the post-acceptance period. Payment of the Offer Price per Ordinary Share for any remaining Ordinary Shares that have been validly tendered (or defectively tendered provided that such defect has been waived by VDXK) and delivered during the remainder of the post-acceptance period, and have not already been paid for, will take place no later than Monday 2 August 2004.

Shareholders are also reminded that, as described in the Offer Memorandum, (i) VDXK expects to initiate, having obtained more than 95% of the total issued and outstanding share capital of Vendex

KBB, the statutory squeeze out procedure contemplated by the Dutch Civil Code in order to acquire all Shares and depositary receipts held by minority Shareholders and (ii) VDXK may effect a legal merger before or after the squeeze out procedure is initiated.

Unless defined herein, defined terms used in this announcement shall have the meanings given to them in the Offer Memorandum. This press release appears in Dutch as well. In the event of any inconsistency, the English version will prevail.

Further information can be obtained with:

For VDXK

Citigate,		
Martha van Dijk	tel.	+31-20-5754010
		+31-6-29597743
Floor van Maaren		+31-20-5754010
		+31-6-29597746
For KKR		
Gay Collins/Andrew Nicolls,		
Penrose Financial	tel.	+44-20-77864882
		+44-77-98626281
For Vendex KBB		
Peter van Bakkum, press relations	tel.	+31-20-5490 432
		+31-6-53589 041
Marius Zomer, investor relations	tel.	+31-20-5490 509
		+31-6-10932 179